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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50403

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-19 (MM/DD/YY) AND ENDING 12-31-19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lupo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 2200A
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EX.

OATH OR AFFIRMATION

I, Joe Stauder, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lupo Securities, LLC as of December 31, 2019 are true and correct. I further affirm that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
AUSTIN MARK HIVELY-JOHNSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/01/23



Signature

MANAGER

Title



2/26/20

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Members' Equity.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Supplemental Information:

- ☐ (g) Computation of Net Capital pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A copy of the Exemption Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Lupo Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lupo Securities, LLC (the Company) as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Lupo Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Lupo Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lupo Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Lupo Securities, LLC's auditor since 2008.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2020

LUPO SECURITIES, LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	85,033
Receivable from clearing broker		16,906,360
Securities owned, at fair value		
Equities		83,509,957
Options		72,722,578
Receivable from affiliate		142,000
Right-of-use asset		4,634,318
Other asset		10,000
	$	178,010,246

Liabilities and Member's Equity

Liabilities:		
Securities sold short, at fair value		
Equities	$	31,722,329
Options		92,798,456
Payable to clearing broker		31,435,504
Accounts payable, accrued expenses and other liabilities		6,068,968
		162,025,257
Member's equity		15,984,989
	$	178,010,246

See accompanying notes.

1. Organization and Business

Lupo Securities, LLC, (the "Company"), an Illinois limited liability company, was organized on June 1997 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Chicago Board Options Exchange ("CBOE"). The Company engages primarily in the proprietary trading of exchange-traded equity securities, equity and index options contracts and financial futures and futures options contracts. The Company is a wholly-owned subsidiary of Lupo Holding Company, LLC (the "Parent").

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation
The Company records all securities and futures transactions on a trade date basis, and, accordingly, gains and losses are recorded on unsettled securities transactions and open futures contracts. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification Topic 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 11).

Use of Estimates
The preparation of financial statements in conformity with U.S Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2016. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2019.

3. Provision for Income Taxes

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax return of the member.

4. Credit Concentration

At December 31, 2019, a significant credit concentration consisted of approximately $15 million, representing the fair value of the Company's trading accounts carried by its clearing broker, ABN AMRO Clearing Chicago LLC. Management does not consider any credit risk associated with this receivable to be significant.

5. Agreements and Related Party Transactions

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago LLC ("AACC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred interest of AACC. The Company's investment in AACC is reflected in other asset in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1,000,000 with AACC, exclusive of its preferred interest investment.

The Company has an expense sharing agreement with a company affiliated by common ownership under which they share certain general and administrative services. The Company reduces its various expense classifications in the statement of operations by the amounts charged to the affiliate. During the year ended December 31, 2019, the Company charged the affiliate approximately $1,449,000 for shared expenses in accordance with the agreement. At December 31, 2019, the Company had a receivable from that affiliate of $142,000.

6. Recently Issued Accounting Standards

For the year ending December 31, 2019, various Accounting Standards Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Adoption of New Accounting Standards

Accounting for Leases

In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning on January 1, 2019 and elected to use the effective date as the date of initial application. As such, restated financial information and the additional disclosures required under the new standard will not be provided for the comparative periods presented. The new guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. For further information, see *Note 7 – Lease Arrangements*. The Company elected to apply the "package of practical expedients," which permits it to not reassess prior conclusions on existing leases regarding lease identification, lease classification and initial direct costs. In addition, the Company has elected to apply the short-term lease exception for lease arrangements with maximum lease terms of 12 months or less. The Company elected to not apply the use-of-hindsight practical expedient, and the practical expedient relating to land easements is not applicable. Adoption of the standard did not have a material impact on the Company's results of operations or cash flows.

6. Recently Issued Accounting Standards (continued)

Adoption of New Accounting Standards

Accounting for Leases

At adoption, the Company recognized a lease liability of approximately $6.1 million, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of December 31, 2018. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized a ROU asset of approximately $5.1 million at adoption, which represents the measurement of the lease liabilities, prepaid lease payments made to lessors, initial direct costs incurred by the Company and lease incentives received.

7. Lease Arrangements

The Company is party to a non-cancelable operating lease for its corporate office in Chicago. The lease has a remaining term of 8 years. The lease agreement includes rental payments based on power usage or that adjust periodically for inflation or costs incurred by the lessor and does not contain material residual value guarantees or material restrictive covenants. The following table presents balance sheet information related to the Company's classification of ROU assets and operating lease liabilities (dollars in millions):

	Classification	December 31, 2019
Operating lease asset	Right-of-use asset	$ 4.6
Operating lease liabilities	Accounts payable, accrued expenses and other liabilities	$ 5.5

The Company utilizes incremental borrowing rates to determine the present value of lease payments for its lease. As the Company's lease does not provide an implicit rate, the incremental borrowing rate estimates are based on the terms of its lease as well as the interest rate environment at the later of the adoption date of January 1, 2019. The incremental borrowing rate has also been adjusted to reflect a secured rate. A discount rate of 5% was used to calculate the lease liability balance. Any leases with an initial term of twelve months or less are not recorded on the balance sheet; lease expense for these leases is recognized on a straight-line basis over the lease term. The Company has elected not to separate lease and non-lease components for all property leases for the purposes of calculating ROU assets and lease liabilities.

Cash paid for amounts included in the measurement of the operating lease liability was approximately $780,000 for the year ended December 31, 2019.

The Company co-leases this office space with an affiliated entity. The lease is subject to escalation clauses based on the operating expenses of the lessor. Rent expense for the year ended December 31, 2019 totaled approximately $406,000 (net of expenses shared by an affiliate).